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|FORM 4|
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[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).



                    U. S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Kanders                             Warren                 B.
and
Kanders Florida Holdings, Inc.
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   (Last)                           (First)             (Middle)

c/o Kanders & Company, Inc.
Two Soundview Drive
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                                    (Street)

Greenwich                              CT                06830
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Armor Holdings, Inc. (AH)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     December 27, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chairman of the Board of Directors
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2. Trans-  Deemed       Transaction  (Instr. 3 and 4)                Following      Direct    Nature of
                            action     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          Date       Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           (Month/    any (Month/  ------------                 or              (Instr. 3 and  (I)       Ownership
(Instr. 3)                  Day/Year)  Day/Year)     Code     V      Amount      (D)    Price     4)            (Instr.4) (Instr.4)
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
Common Stock, par value
$0.01 per share             12/27/02                 G(1)     V       1,500      D                                 D
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Common Stock, par value
$0.01 per share             12/27/02                 G(1)     V       1,500      D              2,219,802          D
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Common Stock, par value
$0.01 per share             12/27/02                 G(1)     V       1,500      A                                 I     By Child(2)
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Common Stock, par value
$0.01 per share             12/27/02                 G(1)     V       1,500      A                3,000            I     By Child(2)
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====================================================================================================================================

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or               3A.               Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            Deemed   4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise    3.       Execut-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   Trans-   ion      action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      action   Date, if Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  Date     Any      (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  Day/     Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Stock Options
(Right to                                                                        Common
Buy) (3)    $11.40625                                           (4)     1/1/09    Stock   200,000         200,000      D
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Stock Options
(Right to                                                                        Common
Buy) (5)      $14.44                                            (4)    6/19/11    Stock    12,500          12,500      D
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Stock Options
(Right to                                                                        Common
Buy) (6)      $23.93                                         12/31/02  3/12/12    Stock    75,000          75,000      D
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Stock Options
(Right to                                                                        Common
Buy) (6)      $23.93                                         12/31/04  3/12/12    Stock    35,000          35,000      D
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Stock Options
(Right to                                                                        Common
Buy) (7)      $24.07                                            (8)    6/24/12    Stock   225,000         225,000      D
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Stock Options
(Right to                                                                        Common
Buy) (7)      $24.07                                         12/31/06  6/24/12    Stock   250,000         250,000      D
====================================================================================================================================

(1) Represents part of a gift of 3,000 shares of common stock to the reporting person's children.
(2) The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.
(3) Granted pursuant to the Armor Holdings, Inc. 1998 Stock Option Plan.
(4) Presently exercisable.
(5) Granted pursuant to the Armor Holdings, Inc. 1999 Stock Incentive Plan.
(6) Granted pursuant to the Armor Holdings, Inc. 2002 Executive Stock Plan.
(7) Granted pursuant to the Armor Holdings, Inc. 2002 Stock Incentive Plan.
(8) Options to purchase 25,000 shares vest on December 31, 2002 and options to purchase 100,000 shares vest on each of December 31, 2003 and December 31, 2004.

*     If the Form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



/s/ Warren B. Kanders                                    December 31, 2002
---------------------------------------------            -----------------------
**Signature of Reporting Person                          Date
Warren B. Kanders, individually and
on behalf of Kanders Florida Holdings, Inc.